Mail Stop 4561

        January 24, 2006

By U.S. Mail and facsimile to 810-987-0079

Timothy D. Regan
Chief Financial Officer
Citizens First Bancorp Inc.
522 Water Street
Port Huron, MI 48060

Re: Citizens First Bancorp Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2004
 File No. 000-32041

Dear Mr. Regan:

We have completed our review of your Form 10-K and related filings
and have no further comments at this time.

        Sincerely,

        Amit Pande
        Assistant Chief Accountant

Timothy D. Regan
Citizens First Bancorp Inc.